UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


 (Check One): |_|Form 10-K |_|Form 20-F |_|Form 11-K |X|Form 10-Q |_|Form N-SAR
                         For Period Ended: June 30, 2000
                                 --------------
                        [] Transition Report on Form 10-K
                        [] Transition Report on Form 20-F
                        [] Transition Report on Form 11-K
                        [] Transition Report on Form 10-Q
                        [] Transition Report on Form N-SAR
                        For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Moto Guzzi Corporation

Former Name if Applicable:  North Atlantic Acquisition Corp.

Address of Principal Executive Office (Street and Number):  299 Park Avenue

City, State and Zip Code:  New York, New York  10022

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)


               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X|      (b)  The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 14, 2000 the Company entered into a Preliminary Share Sale and Purchase Agreement with Aprilia S.p.A. providing for the sale of the Company's four operating subsidiaries: (i) Motto Guzzi, S.p.A., (ii) MGI Motorcycle GmbH, (iii) Moto Guzzi North America Inc., and (iv) Moto Guzzi France S.a.r.l. This potential sale has necessitated significant time involvement of the financial staff of the Company resulting in delays in completion of quarter end accounting procedures.







PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

         Mark S. Hauser             212                     644-4441
         (Name)                  (Area Code)             (Telephone Number)

   (2)  Have all other periodic  reports required under Section
        13 or 15(d) of the  Securities  Exchange Act of 1934 or
        Section 30 of the Investment Company Act of 1940 during
        the preceding 12 months or for such shorter period that
        the registrant was required to file such report(s) been
        filed?  If answer  is no  identify  reports(s).             |X|Yes |_|No

   (3)  Is  it  anticipated  that  any  significant  change  in results of operations from the corresponding period for
        the last fiscal year will be  reflected  by the earning
        statements  to be  included  in the  subject  report or
        portion thereof?                                            |X|Yes |_|No

  If so:attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the of the results cannot be made.




         Results of Operations for the 3 Months Ended June 30, 2000 compared to 1999


                                                                     Jun. 30                      Jun. 30
                                                                     2000                         1999
                                                                     Lit.m                        Lit.m

         Net sales                                                  30,918       100.0%          23,805     100.0%
         Cost of sales                                             (28,444)      (91.4%)        (20,997)    (88.2%)
                                                                  ---------                     --------
                                                                     2,674         8.6%           2,808      11.8%
         Selling, general and administrative expenses               (5,493)      (17.8%)         (5,533)    (23.2%)
         Research & development                                       (447)       (1.4%)         (1,085)     (4.6%)
         Share of losses of affiliate companies                       (316)       (1.0%)               -
                                                                  ---------                   ----------
                                                                    (3,582)      (11.6%)         (3,810)    (16.0%)
         Interest expense                                             (728)       (2.4%)         (1,221)     (5.1%)
         Other expense, net                                            (98)       (0.3%)            (37)     (0.2%)
                                                                  ---------                   ----------
         Loss before income taxes                                   (4,408)      (14.3%)         (5,068)    (21.3%)
         Income tax expense                                           (422)       (1.4%)            (34)     (0.1%)
                                                                  ---------                   ----------
         Net loss                                                   (4,830)      (15.6%)         (5,092)    (21.4%)
         Preferred Stock dividends                                    (441)       (1.4%)               -          -
                                                                  ---------                   ----------

         Net loss attributable to common stockholders               (5,271)      (17.0%)         (5,092)    (21.4%)
                                                                    =======                       ======


         MGI Motorcycle GmbH, acquired in March 2000, has not been consolidated as at June 30, 2000 due to constraints on the time of the Company's financial management personnel in the period. Financial management's time has been dedicated towards the sale of the operating subsidiaries of the Company to Aprilia S.p.A. and to the transition following Aprilia S.p.A. assuming management control of the subsidiaries from May 2, 2000 (See Notes to Interim Financial Statements). Results to June 30, 2000 include the Company's share of losses of MGI through the first quarter of 2000 when it was 25% owned and estimated losses for the second quarter of 2000 under the caption "Share of losses of associated companies". The effects of the acquisition, net of elimination of sales and purchases by the Company to MGI, were not material to the Company.

         Net sales for the three  months  ended June 30, 2000  increased by Lit.
7.1 billion or 29.9% to Lit. 30.9 billion from Lit. 23.8 billion for the comparative period in 1999, principally due to a more favorable sales mix and to an increase of 11.8% in unit sales to 2,038 in 2000 from 1,823 in 1999. The favorable effect of sales mix was principally derived from sales of the Company's V-11 Sport model, which was introduced in Europe in September 1999 and in the U.S. in February 2000.

         Gross  margins  decreased to Lit. 2.7 billion or 8.6% in 2000 from Lit.
2.8 billion or 11.8% in 1999. The decrease is principally due to a Lit. 1,800 million charge for product recall costs which more than offset the benefits from price increases of 3-6% made from the beginning of 2000 and to the more favorable product mix and to increased volumes. Without the exceptional charge, margins would have been 14.5% in the 3 months to June 30, 2000.

         Selling, general and administrative expenses were substantially unchanged in 2000 compared to 1999. Expenses at Moto Guzzi North America Inc. increased by Lit. 0.4 billion or 49.9% due to expense related to a more aggressive approach in advertising products and motivating sales. This offset decreases in Italy and corporate costs of Lit 0.5 billion or 11.8% reflecting reduced administrative personnel and a strict control of costs.

         Research and development expenditure was limited to Lit. 0.4 billion. Aprilia SpA, who assumed management of the operating subsidiaries from May 2, 2000 has been evaluating product plans and expenditure on existing projects was, accordingly, limited in the period.

         Interest expense decreased from Lit. 1.2 billion in 1999 to Lit. 0.7 billion in 2000 principally due to the absence of a Lit. 0.3 billion non cash charge in 1999 for amortization of a warrant to purchase shares issued in 1999 in respect of ongoing parent company financing and to lower cash interest from lower levels of advances from banks in 2000 compared to 1999.

         As a result of the above factors, net loss for the three months ended June 30, 2000 increased to Lit. 5.3 billion for compared to Lit. 5.1 billion for the three months ended June 30, 2000.

                             MOTO GUZZI CORPORATION
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       August 16, 2000                    By:  /s/  Nick Speyer
    -----------------------------                -------------------------------
                                                        Nick Speyer
                                                        Chief Financial Officer